Exhibit 99.1

Hut 8 Mining Announces Purchase of 12,000 New MicroBT Miners for Delivery Starting January 2022

TORONTO, Oct. 21, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update with respect to its latest strategic purchase.

Hut 8 has executed on a $58.7 million USD purchase of 12,000 new MicroBT M30S, M30S+ and M30S++ miners from Inchigle Technology Hong Kong Limited, representing a cost of approximately $50/Terahash, with aggregate incremental production of 1.17 EH/s. The miners are expected to be delivered starting in January 2022, at a delivery rate of approximately 1,000 machines per month, with full deployment anticipated by December 2022.

The anticipated production capacity increase of this purchase upon full deployment, alongside previously announced investments, brings Hut 8's total contracted capacity to approximately 3.57 EH/s, in addition to 1600 Gigahash of cutting-edge NVIDIA GPU miners. The new fleet of miners, along with the previously announced 1.0 EH/s order from MicroBT, will be strategically deployed at the Company's existing two sites in Alberta, as well as the third site under development with Validus Power.

"We are thrilled to announce our latest strategic purchase of new MicroBT equipment," remarked Jaime Leverton, Chief Executive Officer of Hut 8. "The strength of our relationship with MicroBT enabled us to quickly execute on this compelling investment opportunity. While timing relative to Bitcoin achieving an all-time high is coincidence, this investment serves to reinforce our commitment to efficiently mine and Hodl Bitcoin."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the anticipated expansion of the current installed hashrate, the Company's trajectory to produce additional Bitcoin, the expected timing of the installation and deployment of new miners, the NVIDIA CMPs and the expected incremental production of Bitcoin resulting therefrom.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, including geo-political risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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%SEDAR: 00033355E

For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 21-OCT-21